UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 8 May, 2012

ASX & MEDIA RELEASE
8 MAY, 2012

NOVOGEN BOARD APPROVES US$4 MILLION INVESTMENT IN MARSHALL EDWARDS RIGHTS OFFERING

Novogen Limited (ASX: NRT  Nasdaq: NVGN), announced today that following approval by its shareholders at an Extraordinary General Meeting held on 7 May, 2012, its Board of Directors has resolved to make a US$4 million investment in Marshall Edwards, Inc. (“MEI”) under the MEI rights offering previously announced.  The investment will be subject to availability of rights that have not been otherwise exercised by MEI or Novogen shareholders.  On 20 April, 2012, Novogen distributed a dividend of 7,677,342 rights on a pro rata basis to its shareholders who have until 8 May, 2012 to exercise those rights.

Novogen’s Chairman, William Rueckert, said “We believe it is extremely important for Novogen to continue to support the MEI clinical development program because it represents the greatest opportunity for Novogen shareholders to see an increase in the value of their Novogen shares.  As the majority shareholder of MEI, we felt it was essential for Novogen to take a leadership position in the rights offering and set an example that will encourage other shareholders to participate.”

About Marshall Edwards

Marshall Edwards, Inc. is a San Diego-based oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism.  The company’s lead drug candidates, ME-143 and ME-344, have been shown in laboratory studies to interact with specific enzyme targets resulting in inhibition of tumour cell metabolism, a function critical for cancer cell survival.  Marshall Edwards initiated a Phase I clinical trial of intravenous ME-143 in patients with solid refractory tumours in September, 2011 and plans to present safety and pharmacokinetic data from the trial at the American Society of Clinical Oncology Annual Meeting in June, 2012.  The company received approval of its Investigational New Drug application for ME-344 in April, 2012 and initiated a Phase I clinical trial of intravenous ME-344 in patients with solid refractory tumours shortly thereafter.  For more information, please visit www.marshalledwardsinc.com.

About Novogen Limited

Novogen Limited is an Australian biotechnology company based in Sydney, Australia. Novogen conducts research and development on oncology therapeutics through its subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc. More information on the Novogen group of companies can be found at www.novogen.com.